Exhibit 99.1

Golden Star Reports First Quarter 2018 Results

TORONTO, May 2, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the first quarter ended March 31, 2018.

HIGHLIGHTS:

•	Gold production of 57,616 ounces in the first quarter of 2018, in line with the first quarter of 2017 (57,795 ounces)
•	Stronger than expected gold production from the Wassa complex (35,506 ounces) due to the continued ramp up of the Wassa Underground Gold Mine ("Wassa Underground")
•	Cash operating cost per ounce[1] of $909 and All-In Sustaining Cost ("AISC") per ounce[1] of $1,171 in the first quarter of 2018
•	Higher than expected costs due to the challenges experienced at the Prestea Underground Gold Mine ("Prestea Underground") in the first quarter of 2018
•	Prestea Underground's performance has improved significantly since the start of the second quarter of 2018
•	Average production rate at Prestea Underground since the commencement of ore draw down from the second stope[2] of 613 tonnes per day ("tpd") and achieving a maximum rate of 851 tpd
•	Grades being delivered to the processing plant in line with the grades forecasted in the block model
•	Production from the Prestea Open Pits is expected to continue into the third quarter of 2018, having previously been anticipated to complete at the end of the first half of 2018
•	31% decrease in capital expenditures to $11.6 million in the first quarter of 2018 compared to the first quarter of 2017
•	Cash provided by operations before changes in working capital[1] of $0.8 million ($0.00 per share) in the first quarter of 2018 and mine operating margin[1] of $3.0 million
•	Consolidated cash balance of $26.2 million at March 31, 2018, with $12.6 million of the total $18.6 million (68%) severance expenses now complete
•	Golden Star is on track to achieve its consolidated full year ("FY") 2018 guidance on all stated metrics of gold production, cash operating cost per ounce[1], AISC per ounce[1] and capital expenditures
Notes:
1. See "Non-GAAP Financial Measures".
2. Between April 17 and April 29, 2018.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"With both underground mines now in commercial production, Golden Star has differentiated itself from its peers.  We are one of the few primarily underground producers in the West African gold sector and as a result, we benefit from a significantly lower risk profile.  Wassa Underground is continuing to ramp up robustly, delivering stronger grades and productivity than expected. Prestea Underground is now finding its stride and we look forward to improved results in the second quarter of 2018.  Our focus for 2018 continues to be operational delivery coupled with demonstrating our organic growth potential through exploration, particularly in light of our recent success at Wassa Underground.  With the majority of the severance payments behind us and with our operations on track to achieve on consolidated full year 2018 guidance, we are well-positioned to strengthen our balance sheet and deliver value for shareholders."

First Quarter 2018 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the first quarter of 2018 on Thursday, May 3, 2018 at 9:30 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 866 393 4206
International: +1 734 385 2616
Conference ID: 9894939
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended
		March 31,
OPERATING SUMMARY		2018	2017
Wassa gold sold	oz	35,853	31,531
Prestea gold sold	oz	22,507	26,613
Total gold sold	oz	58,360	58,144
Wassa gold produced	oz	35,506	31,349
Prestea gold produced	oz	22,110	26,446
Total gold produced	oz	57,616	57,795
Average realized gold price[1]	$/oz	1,258	1,179

Cost of sales per ounce – Consolidated[2]	$/oz	1,204	1,029
Cost of sales per ounce – Wassa[2]	$/oz	1,000	1,217
Cost of sales per ounce – Prestea[2]	$/oz	1,562	806
Cash operating cost per ounce – Consolidated[2]	$/oz	909	798
Cash operating cost per ounce – Wassa[2]	$/oz	683	942
Cash operating cost per ounce – Prestea[2]	$/oz	1,306	628
All-In Sustaining cost per ounce – Consolidated[2]	$/oz	1,171	977

Notes:
1. Average realized gold price per ounce for the three months ended March 31, 2018 excludes 2,049 pre commercial production ounces sold at Prestea Underground in January 2018.
2. See "Non-GAAP Financial Measures".

		Three Months Ended
		March 31,
FINANCIAL SUMMARY		2018	2017
Gold revenues	$'000	70,819	68,545
Cost of sales excluding depreciation and amortization	$'000	59,574	51,406
Depreciation and amortization	$'000	8,221	8,439
Mine operating margin	$'000	3,024	8,700
General and administrative expense	$'000	1,109	7,992
Gain on fair value of financial instruments, net	$'000	(5,442)	(2,498)
Net income attributable to Golden Star shareholders	$'000	1,015	170
Adjusted net (loss)/income attributable to Golden Star shareholders[1]	$'000	(1,409)	3,411
Income per share attributable to Golden Star shareholders - basic	$/share	0.00	0.00
(Loss)/income per share attributable to Golden Star shareholders - diluted	$/share	(0.01)	0.00
Adjusted (loss)/income per share attributable to Golden Star shareholders – basic[1]	$/share	0.00	0.01
Cash (used in)/provided by operations	$'000	(3,971)	9,438
Cash provided by operations before working capital changes[1]	$'000	810	17,725
Cash (used in)/provided by operations per share - basic	$/share	(0.01)	0.03
Cash provided by operations before working capital changes per share – basic[1]	$/share	0.00	0.05
Capital expenditures	$'000	11,582	16,703

Notes:
1. See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

In the first quarter of 2018 Golden Star produced 57,616 ounces of gold.  The Company became a primarily underground-focused gold producer in January 2018 following the cessation of production from the Wassa Main Pit.  The Prestea Open Pits are also expected to complete production during the third quarter of 2018.  Subsequently, Golden Star intends to focus on high margin, underground ore with the objective of strengthening its financial position and creating a robust platform to deliver shareholder value.

Gold production from the Wassa complex increased by 13% in the first quarter of 2018 to 35,506 ounces compared to the first quarter of 2017.  83% of Wassa's production was attributable to Wassa Underground, which delivered stronger than anticipated production as a result of higher grades and higher tonnages.  Consequently, the Wassa complex delivered its lowest cash operating cost per ounce1 in over two years of $683.

Gold production from the Prestea complex was 22,110 ounces in the first quarter of 2018, which represents a 16% decrease compared to the same period in 2017.  This is as a result of the anticipated lower production from the Prestea Open Pits, as the operation approaches the end of its mine life, and the challenges experienced at Prestea Underground during the first quarter of 2018.  Since mid-April 2018, when Golden Star began drawing down ore from the second stope at Prestea Underground, the mine's production rate has increased significantly (averaging 613 tpd between April 17 and April 29, 2018) and management expects the results of the second quarter of 2018 to reflect these improvements.

Golden Star's consolidated cash operating cost per ounce1 was $909 in the first quarter of 2018, a 14% increase compared to the first quarter of 2017.  This was due primarily to the increase in mine operating expenses associated with Prestea Underground declaring commercial production on February 1, 2018 and the decrease in ounces sold in the first quarter of 2018 at the Prestea complex compared to the first quarter of 2017.  This was partially offset by the 27% decrease in cash operating cost per ounce1 at the Wassa complex.

The AISC per ounce1 in the first quarter of 2018 was $1,171, an increase of 20% compared to the first quarter of 2017, as a result of an increase in capitalized development costs at Wassa Underground.  Sustaining capital incurred at Wassa Underground in the first quarter of 2017 was very low as mining operations had not yet accessed the B Shoot zone. In the first quarter of 2017 underground development costs were attributed to development capital expenditures (and therefore not included in the AISC per ounce1) until mining began in the B Shoot.  The cost of sales per ounce1 was $1,204.  Golden Star expects its operating costs to decrease in the second half of 2018 as production at both underground operations continues to ramp up.

At the end of the first quarter, $12.6 million (68%) of severance expenses had been paid.  The majority of the severance payments relating to the Wassa Main Pit workforce are now complete and Golden Star expects to pay the severance expenses relating to the Prestea Open Pits workforce during the remainder of 2018.  The total severance expenses across both operations are expected to be $18.6 million.

At the end of the first quarter of 2018, Golden Star is on track to achieve its consolidated FY 2018 guidance on all stated metrics.  As stated in the press release dated January 11, 2018, Golden Star expects production to be weighted to the second half of 2018 and consequently, cash operating cost per ounce1 and AISC per ounce1 are anticipated to decrease in the second half of 2018.

Notes
1. See "Non-GAAP Financial Measures".

Wassa Complex ("Wassa")

		Three Months Ended
		March 31,
		2018	2017
WASSA FINANCIAL RESULTS
Revenue	$'000	45,352	37,250

Mine operating expenses	$'000	21,226	28,225
Royalties	$'000	3,394	954
Operating Costs from (to) metals inventory	$'000	2,366	1,913
Operating costs from metals inventory	$'000	3,251	1,482
Inventory net realizable value adjustment	$'000	-	505
Cost of sales excluding depreciation and amortization	$'000	30,237	33,079
Depreciation and amortization	$'000	5,608	5,304
Mine operating margin/(loss)	$'000	9,507	(1,133)

Capital expenditures	$'000	6,606	3,033

WASSA OPERATING RESULTS
Ore mined - Main Pit	t	54,281	362,224
Ore mined - Underground	t	213,392	153,862
Ore mined - Total	t	267,673	516,086
Waste mined - Main Pit	t	72,538	1,908,825
Waste mined - Underground	t	73,528	54,117
Waste mined -Total	t	146,066	1,962,942
Ore processed - Main Pit	t	215,552	501,368
Ore processed - Underground	t	213,392	155,383
Ore processed - Total	t	428,944	656,751
Grade processed - Main Pit	g/t	0.90	1.27
Grade processed - Underground	g/t	4.54	2.47
Recovery	%	95.2	93.1
Gold produced - Main Pit	oz	5,992	19,867
Gold produced - Underground	oz	29,514	11,482
Gold produced - Total	oz	35,506	31,349
Gold sold - Main Pit	oz	6,339	20,049
Gold sold - Underground	oz	29,514	11,482
Gold sold - Total	oz	35,853	31,531

Cost of sales per ounce[1]	$/oz	1,000	1,217
Cash operating cost per ounce[1]	$/oz	683	942

Notes
1. See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa complex increased by 13% in the first quarter of 2018 to 35,506 ounces compared to the first quarter of 2017.  The first quarter of 2018 represented the first quarter of primarily underground production, with 83% of Wassa's production attributable to Wassa Underground (29,514 ounces).

The grade of the underground ore in the first quarter of 2018 increased by 84% to 4.54 grams per tonne ("g/t") of gold ("Au") compared to the first quarter of 2017 and by 12% compared to the fourth quarter of 2017.  Mining rates at Wassa Underground also continued to exceed expectations, at approximately 2,400 tpd on average in the first quarter of 2018.  This represents a 40% increase compared to the first quarter of 2017 and a 26% increase compared to the fourth quarter of 2017.  During March 2018, the mining rate exceeded 2,600 tpd.

The targeted average mining rate for Wassa Underground in FY 2018 is 2,700-3,000 tpd, but the Company expected to achieve an average of 2,300 tpd during the first quarter of 2018.  The mining team is well-positioned to continue to increase the tonnage profile in 2018 and beyond, with the mining sequence working well and an increasing number of stopes prepared and developed.

Gold production ceased from the Wassa Main Pit in January 2018, as planned, however, stockpiled ore will continue to be fed to the processing plant until the third quarter of 2018.

The Wassa complex reported a 27% decrease in cash operating cost per ounce1 for the first quarter of 2018 to $683 compared to the first quarter of 2017.  This represents Wassa's lowest cash operating cost per ounce1 since the fourth quarter of 2015.  This strong performance was due primarily to the increase in higher grade ore from Wassa Underground being fed to the processing plant and the subsequent increase in gold sold.  The cost of sales per ounce1 for Wassa in the first quarter of 2018 was $1,000.

$3.4 million of severance expenses were paid during the first quarter of 2018 as a result of the cessation of production from Wassa Main Pit in January 2018.  The severance payments relating to the Wassa Main Pit workforce are now largely complete.

Notes
1. See "Non-GAAP Financial Measures".

Prestea Complex ("Prestea")

		Three Months Ended
		March 31,
		2018	2017
PRESTEA FINANCIAL RESULTS
Revenue	$'000	25,467	31,295

Mine operating expenses	$'000	22,920	16,828
Royalties	$'000	1,464	1,610
Operating costs from (to) metals inventory	$'000	3,790	(111)
Inventory net realizable value adjustment	$'000	1,163	-
Cost of sales excluding depreciation and amortization	$'000	29,337	18,327
Depreciation and amortization	$'000	2,613	3,135
Mine operating (loss)/margin	$'000	(6,483)	$9,833

Capital expenditures	$'000	4,976	13,670

PRESTEA OPERATING RESULTS
Ore mined - Open pits	t	228,707	340,539
Ore mined - Underground	t	32,446	1,055
Ore mined - Total	t	261,153	341,594
Waste mined - Open pits	t	505,997	583,062
Waste mined - Underground	t	2,211	8,038
Waste mined -Total	t	508,208	591,100
Ore processed	t	377,138	388,530
Grade processed - Open pits	g/t	1.50	2.31
Grade processed - Underground	g/t	8.22	-
Recovery	%	88.6	88.9
Gold produced - Open pits	oz	14,629	26,446
Gold produced - Underground	oz	7,481	-
Gold produced - Total	oz	22,110	26,446
Gold sold - Open pits	oz	15,026	26,613
Gold sold - Underground	oz	7,481	-
Gold sold - Total	oz	22,507	26,613

Cost of sales per ounce[1]	$/oz	1,562	806
Cash operating cost per ounce[1]	$/oz	1,306	628

Notes
1. See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from Prestea was 22,110 ounces in the first quarter of 2018.  66% of production was attributable to the Prestea Open Pits and 34% to Prestea Underground.

The Prestea Open Pits produced 14,629 ounces of gold in the first quarter of 2018, compared to 26,446 ounces in the same period in 2017.  This decrease in production was anticipated, as the Prestea Open Pits had been expected to complete gold production at the end of 2017.  However additional ore was sourced during the first quarter of 2018 so mining is now expected to continue throughout the first half of 2017, with ore supply from the Prestea Open Pits being processed until the middle of the third quarter of 2018.  The grade of the ore from the Prestea Open Pits decreased by 35% in the first quarter of 2018, as expected, to 1.50 g/t Au as a result of the higher grade pits being mined earlier in the operation's mine life.

Commercial production was achieved at Prestea Underground on February 1, 2018 and the mine produced 7,481 ounces of gold in the first quarter of 2018 compared to nil in the first quarter of 2017.  The challenges experienced with the blasting of the first stope at Prestea Underground, which were described in the press release dated January 11, 20181, continued during the period.  As a result, the blasted ore from the first stope contained higher than anticipated levels of dilution and the grade processed from Prestea Underground was 8.22 g/t Au, compared to the average Mineral Reserve grade of 12.35 g/t Au. However the mining team learnt important lessons from the first stope and further changes have been made to drill design patterns, blasting practice, raise layouts and stope ventilation, in order to address these dilution issues.

Consequently, the initial results from the second stope have been much stronger.  The ore draw down of the second stope commenced in mid-April 2018 and during the 12 days from April 17 to April 29, 2018 the average production rate from Prestea Underground was 613 tpd, achieving a maximum of 851 tpd.  This compares to the average production rate during the first quarter of 2018 of 361 tpd and demonstrates that the Company is making significant progress in moving towards the targeted production rate for Prestea Underground of 650 tpd.  The initial grades from the second stope being fed to the processing plant are also in line with the block model.

The operational management team at Prestea Underground was strengthened during the first quarter of 2018, with the objective of delivering continuous improvement to the mine's performance.  Golden Star's management team expects the mine's performance to improve significantly during the second quarter of 2018.

Prestea reported a cash operating cost per ounce2 of $1,306 in the first quarter of 2018, which represents a 108% increase compared to the same period in 2017.  This was due primarily to the increase in mine operating expenses associated with Prestea Underground declaring commercial production and the decrease in ounces sold in the first quarter of 2018 compared to the same period in 2017.  In addition, there was a $3.8 million drawdown of ore stockpiles at Prestea during the first quarter of 2018 compared to a $0.1 million build up in the same period in 2017.  The cost of sales per ounce2 at Prestea in the first quarter of 2018 was $1,562.

Golden Star expects to pay $4.4 million in severance expenses relating to the Prestea Open Pits workforce during the remainder of 2018 as the Company streamlines the operation to focus on high margin, underground production.

Notes
1. See press release entitled, 'Golden Star Achieves 2017 Production Guidance and Provides Guidance for 2018', dated January 11, 2018
2. See "Non-GAAP Financial Measures".

Exploration

Updated Wassa Underground Inferred Mineral Resource Estimate

On April 12, 2018, the Company released an updated Inferred Mineral Resource estimate for Wassa Underground.  The updated estimate delivered a 147% increase in Wassa Underground's Inferred Mineral Resources to 5.2 million ounces of gold, in the B Shoot South and F Shoot South areas. The grade of the Inferred Mineral Resources also increased by 9% to 3.6 g/t Au compared to 3.3 g/t Au in the December 31, 2017 estimate.

Golden Star is conducting further drilling of the Wassa South extensions currently and the Company expects that Wassa Underground's Inferred Mineral Resources will continue to grow with further step out drilling.

Golden Star is planning to undertake a Preliminary Economic Assessment ("PEA") on the Inferred Mineral Resources of the Wassa Underground deposit. The objective of the PEA is to demonstrate the viability of the Inferred Mineral Resources, potentially including a new access shaft and new ventilation infrastructure. As Golden Star has significant under-utilized capacity in the Wassa processing plant, this additional material could be processed without the need for Golden Star to build any additional processing capacity.  Golden Star expects to commence work on the PEA late in the second quarter of 2018 and the Company anticipates it will be completed in the third quarter of 2018.

Drilling at Prestea

Golden Star drilled on surface and from underground on the Prestea licence area during the first quarter of 2018.

Drilling at Prestea Underground continued to test the Inferred Mineral Resources along the edges of the West Reef ore body with the objective of Mineral Resource expansion.  The Company is planning to begin step out drilling to the north of the West Reef in the third quarter of 2018 to test the potential down plunge extension of the deposit, once drilling chambers have been established.  Golden Star believes the West Reef is larger than the current estimate suggests.

Elsewhere on the Prestea licence area, one surface rig continued to test the South Gap target between the two historic underground shafts, Bondaye and Tuapim.  The South Gap is one of the five new potential underground targets that Golden Star outlined in its 2018 exploration strategy.  The drilling is expected to be completed in the second quarter of 2018 and once all results have been received, the Company will provide an update to the market.  Pending the completion of the South Gap drilling, the drill rig will be mobilized to test several other targets along the Company's 85 kilometre strike length of the Ashanti Gold Trend.

FINANCIAL PERFORMANCE

Capital Expenditures

Having largely completed the development of both Wassa Underground and Prestea Underground, capital expenditures for the first quarter of 2018 totaled $11.6 million compared to $16.7 million in the first quarter of 2017, representing a 31% decrease.  Development capital accounted for 50% of capital expenditures ($5.8 million), related primarily to Prestea Underground ($3.6 million) and exploration drilling ($1.9 million).

First Quarter 2018 Capital Expenditures Breakdown (in millions)

Item	Sustaining	Development	Total
Wassa Underground	$3.5	$0.1	$3.6
Wassa Equipment Purchases	$1.4	-	$1.4
Wassa Exploration	-	$1.3	$1.3
Other Development	$0.2	$0.1	$0.3
Wassa Subtotal	$5.1	$1.5	$6.6
Prestea Open Pit Mines	$0.5	-	$0.5
Prestea Underground	-	$3.6	$3.6
Prestea Exploration	-	$0.6	$0.6
Other Development	$0.2	$0.1	$0.3
Prestea Subtotal	$0.7	$4.3	$5.0
Consolidated	$5.8	$5.8	$11.6

Other Financial Highlights

Gold revenues for the first quarter of 2018 totaled $70.8 million from gold sales of 58,360 ounces, at an average realized gold price of $1,258 per ounce.  This represents a 3% increase in revenues compared to the first quarter of 2017, which was due primarily to a 22% increase in gold revenue at the Wassa complex. This increase was offset partially by a 19% decrease in gold revenue from the Prestea complex, resulting from the expected decrease in production from the Prestea Open Pits and higher levels of dilution impacting production at Prestea Underground.

Cost of sales excluding depreciation and amortization for the first quarter of 2018 totaled $59.6 million, an increase of 16% from the same period in 2017. This increase can be attributed primarily to a $5.7 million increase in operating costs from metals inventory related to a planned drawdown of ore stockpiles at Wassa and Prestea, offset partially by a 2% decrease in consolidated mine operating expenses. In addition, there was a $2.4 million increase in severance expenses related to the suspension of production at the Wassa Main Pit.

Depreciation and amortization expenses for the first quarter of 2018 totaled $8.2 million, a 3% decrease compared to the first quarter of 2017 due mainly to lower gold production at Prestea.

As a result, Golden Star reported a mine operating margin of $3.0 million in the first quarter of 2018, compared to $8.7 million in the first quarter of 2017. This decrease was due primarily to the higher cost of sales in the first quarter of 2018.

General and administrative ("G&A") expenses for the first quarter of 2018 totaled $1.1 million, compared to $8.0 million in the same period in 2017, an 86% decrease. The decrease in G&A costs for the first quarter of 2018 was due primarily to a $7.4 million decrease in share-based compensation expense compared to the same period in 2017, resulting from a decrease in the Company's share price during the quarter.

Golden Star recorded a fair value gain of $5.4 million on financial instruments in the first quarter of 2018, compared to a $2.5 million gain in the same period in 2017.  The $5.4 million fair value gain relates to a non-cash revaluation gain on the embedded derivative liability of the 7% Convertible Debentures.

The net income attributable to Golden Star shareholders in the first quarter of 2018 was $1.0 million or $0.00 income per share, compared to a net income of $0.2 million or $0.00 income per share in the first quarter of 2017. The higher net income attributable to Golden Star shareholders in the first quarter of 2018 compared to the same period in 2017 was due primarily to a higher mine operating margin at Wassa, a higher gain on fair value of financial instruments and lower G&A costs, offset partially by the mine operating loss at Prestea for the first quarter of 2018 compared to a higher mine operating margin in the same period in 2017.

Cash provided by operations before working capital changes in the first quarter of 2018 was $0.8 million compared to $17.7 million in the same period in 2017. This decrease was due primarily to the $5.7 million decline in the consolidated mine operating margin and the $10.0 million advance payment received during the first quarter of 2017 from RGLD Gold AG ("RGLD") pursuant to the gold purchase and sale agreement (the "Streaming Agreement").  The $10.0 million payment received in January 2017 was the final advance payment under the Streaming Agreement.

The Company's consolidated cash balance was $26.2 million at March 31, 2018. Working capital used $4.8 million during the first quarter of 2018, compared to $8.3 million in the same period in 2017. The working capital changes in the first quarter of 2018 included an $11.4 million decrease in accounts payable and accrued liabilities, offset by a $5.0 million decrease in inventory, a $1.0 million decrease in accounts receivable and a $0.7 million decrease in prepaids and other.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX.  The data relating to the first quarter of 2018 will be available 24 hours after release at the latest.

Notes
1. See "Non-GAAP Financial Measures".

Other Corporate Developments

Commercial production achieved at Prestea Underground

On February 1, 2018, commercial production was achieved at Prestea Underground.  Gold production is anticipated to ramp up during 2018 and exploration drilling is underway at the mine, with the objective of increasing the annual production rate and extending the mine life.

Outlook

Golden Star remains on track to achieve its guidance on all stated metrics for FY 2018.  This includes consolidated full year production of 230,000 - 255,000 ounces of gold at a cash operating cost per ounce1 of between $650 and $730, an AISC per ounce1 of between $850 and $950 and capital expenditures of $36.5 million, which include $6.6 million for exploration.

Golden Star expects gold production to be weighted towards the second half of the year, due to the continued ramp up of production at both Wassa Underground and Prestea Underground.  Consequently, Golden Star anticipates that its cash operating cost per ounce1 and AISC per ounce1 will be higher during the first half of 2018.

Notes
1. See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Three Months Ended
	March 31,
	2018	2017

Revenue	$70,819	$68,545
Cost of sales excluding depreciation and amortization	59,574	51,406
Depreciation and amortization	8,221	8,439
Mine operating margin	3,024	8,700

Other expenses/(income)
Exploration expense	706	672
General and administrative	1,109	7,992
Finance expense, net	4,783	2,793
Other income	(628)	(174)
Gain on fair value of financial instruments, net	(5,442)	(2,498)
Loss on conversion of 7% Convertible Debentures, net	-	165
Income/(loss) before tax	2,496	(250)
Deferred income tax expense	2,891	-
Net loss and comprehensive loss	$(395)	$(250)
Net loss attributable to non-controlling interest	(1,410)	(420)
Net income attributable to Golden Star shareholders	1,015	170

Net income/(loss) per share attributable to Golden Star shareholders
Basic	$0.00	$0.00
Diluted	$(0.01)	$0.00
Weighted average shares outstanding-basic (millions)	380.9	359.0
Weighted average shares outstanding-diluted (millions)	438.1	371.2

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

	As of
	March 31,	December 31
	2018	2017

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$26,224	$27,787
Accounts receivable	2,420	3,428
Inventories	44,196	50,653
Prepaids and other	4,217	5,014
Total Current Assets	77,057	86,882
RESTRICTED CASH	6,505	6,505
MINING INTERESTS	256,935	254,058
DEFERRED TAX ASSETS	10,054	12,944
Total Assets	$350,551	$360,389

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$84,562	$94,623
Current portion of rehabilitation provisions	5,825	6,566
Current portion of deferred revenue	15,911	17,894
Current portion of long term debt	21,863	15,864
Current portion of other liability	15,464	13,498
Total Current Liabilities	143,625	148,445
REHABILITATION PROVISIONS	62,215	64,146
DEFERRED REVENUE	110,973	92,062
LONG TERM DEBT	88,580	79,741
LONG TERM DERIVATIVE LIABILITY	5,521	10,963
LONG TERM OTHER LIABILITY	-	6,786
Total Liabilities	410,914	402,143

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized.
No shares issued and outstanding	-	-
Common shares, without par value, unlimited shares authorized	783,325	783,167
CONTRIBUTED SURPLUS	35,692	35,284
DEFICIT	(812,145)	(794,180)
Equity attributable to Golden Star shareholders	7,072	24,271
NON-CONTROLLING INTEREST	(67,435)	(66,025)
Total Deficit	(60,363)	(41,754)
Total Liabilities and Shareholders' Equity	$350,551	$360,389

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

	Three Months Ended
	March 31,
	2018	2017
OPERATING ACTIVITIES:
Net loss	$(395)	$(250)
Reconciliation of net income/(loss) to net cash provided by
operating activities:
Depreciation and amortization	8,228	8,444
Share-based compensation	(2,638)	4,715
Deferred income tax expense	2,891	-
Gain on fair value of 7% Convertible Debentures	(5,442)	(3,131)
Recognition of deferred revenue	(3,239)	(3,289)
Proceeds from Royal Gold stream	-	10,000
Reclamation expenditures	(1,343)	(1,491)
Other	2,748	2,727
Changes in working capital	(4,781)	(8,287)
Net cash (used in)/provided by operating activities	(3,971)	9,438
INVESTING ACTIVITIES:
Additions to mining properties	(309)	(155)
Additions to plant and equipment	(245)	-
Additions to construction in progress	(11,028)	(16,548)
Change in accounts payable and deposits on mine equipment
and material	(71)	(1,693)
Increase in restricted cash	-	(29)
Net cash used in investing activities	(11,653)	(18,425)
FINANCING ACTIVITIES:
Principal payments on debt	(939)	(846)
Proceeds from debt agreements	15,000	-
Shares issued, net	-	24,524
Net cash provided by financing activities	14,061	23,678
(Decrease)/increase in cash and cash equivalents	(1,563)	14,691
Cash and cash equivalents, beginning of period	27,787	21,764
Cash and cash equivalents, end of period	$26,224	$36,445

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted average number of shares outstanding for the period.

"Adjusted net income attributable to Golden Star shareholders" is calculated by adjusting Net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges and income tax recovery on previously unrecognized deferred tax assets. "Adjusted income per share attributable to Golden Star shareholders" for the period is "Adjusted net income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the information under the heading "Non-GAAP Financial Measures" in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2017, which is available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation or grammatical variation thereof. Forward-looking information and statements in this MD&A include, but are not limited to, information or statements with respect to: production, cash operating costs and all-in sustaining costs estimates for 2018, on a consolidated basis and for each of Wassa and Prestea; the sources of gold production at Wassa during 2018 and the timing thereof; the sources of gold production at Prestea during 2018 and the timing thereof; the commencement and completion in 2018 of the Preliminary Economic Assessment on the Inferred Mineral Resources of Wassa Underground; the cessation of production from the Prestea Open Pits; the weighting of gold production towards the second half of 2018; planned exploration and drilling at Wassa and Prestea; the mining rate and grade from Wassa and the timing for further delineating the B Shoot and F Shoot down plunge extensions at Wassa Underground; capital expenditures, including sustaining capital and development capital, for 2018, on a consolidated basis and for each of Wassa and Prestea; the nature of development capital expenditures at both Wassa and Prestea during 2018; the feed of stockpiled lower grade ore from Wassa Main Pit to the processing plant during 2018; the timing for completion of mining from the Prestea Open Pits during 2018 and the processing of stockpiled ore therefrom; severance charges in 2018; the Company's debt repayment obligations for 2018; the potential requirement for the Company to make excess cash flow payments under the Royal Gold loan; rehabilitation obligations of the Company and provisions therefor, as well as the expected undiscounted cash flows for rehabilitation provisions; the sufficiency of cash available to support the Company's operations and mandatory expenditures for the next twelve months; the sufficiency of the Company's existing cash balance; and working capital, debt repayments and requirements for additional capital.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana", effective date December 31, 2014; (ii) Bogoso/Prestea – "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana", effective date December 31, 2017.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

View original content:http://www.prnewswire.com/news-releases/golden-star-reports-first-quarter-2018-results-300641476.html

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/May2018/02/c4806.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 16:35e 02-MAY-18